UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUERPURSUANT TO RULE 13a-16 OR 15d-16UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022
Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

GRAVITY REPORTS FIRST QUARTER OF 2022 RESULTS AND BUSINESS UPDATES
Seoul, South Korea – May 13, 2022 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2022, prepared in accordance with international Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.
FIRST QUARTER 2022 HIGHLIGHTS

•Total revenues were KRW 88,607 million (US$ 73,135 thousand), representing an 8.3% decrease from the fourth quarter ended December 31, 2021 (“QoQ”) and a 15.7% decrease from the first quarter ended March 31, 2021 (“YoY”).

•Operating profit was KRW 22,316 million (US$ 18,419 thousand), representing a 138.2% increase QoQ and a 20.2% decrease YoY.

•Profit before income tax expenses was KRW 23,220 million (US$ 19,166 thousand), representing a 135.5% increase QoQ and a 18.9% decrease YoY.

•Net profit attributable to parent company was KRW 16,431 million (US$ 13,562 thousand), representing a 1,198.9% increase QoQ and a 30.3% decrease YoY.

REVIEW OF FIRST QUARTER 2022 FINANCIAL RESULTS

Revenues

Online game revenues for the first quarter of 2022 were KRW 21,447 million (US$ 17,702 thousand), representing a 40.7 % increase QoQ from KRW 15,238 million and a 10.2% increase YoY from KRW 19,458 million. The increase QoQ was mainly attributable to increased revenues from Ragnarok Online in Taiwan, Japan, the Philippines, Singapore and Malaysia. The increase YoY was largely due to increased revenues from Ragnarok Online in Taiwan, the Philippines, Singapore and Malaysia.

Mobile game revenues were KRW 63,241 million (US$ 52,198 thousand) for the first quarter of 2022, representing a 17.2% decrease QoQ from KRW 76,367 million and a 23.3% decrease YoY from KRW 82,438 million. The decrease QoQ resulted primarily from decreased revenues from Ragnarok X: Next Generation in Southeast Asia, Ragnarok Origin in Japan and Ragnarok M: Eternal Love. Such decrease was partially offset by increased revenues from Ragnarok Origin in the United States and Canada that was launched on November 10, 2021. The decrease YoY was primarily due to revenues from and Ragnarok Origin in Korea, Ragnarok X: Next Generation in Taiwan, Hong Kong and Macau, and Ragnarok M: Eternal Love. This decrease was partially offset by increased revenues from Ragnarok X: Next Generation in Southeast Asia and Ragnarok Origin in the United States, Canada and Japan.

Other revenues were KRW 3,919 million (US$ 3,235 thousand) for the first quarter of 2022, representing 21.5% decrease QoQ from KRW 4,993 million and a 23.9% increase YoY from KRW 3,163 million.

Cost of Revenue

Cost of revenue was KRW 45,254 million (US$ 37,352 thousand) for the first quarter of 2022, representing a 17.2% decrease QoQ from KRW 54,632 million and a 21.4% decrease YoY from KRW 57,553 million. The decrease QoQ was mainly due to decreased commission paid for mobile game services related to Ragnarok X: Next Generation in Southeast Asia and Ragnarok Origin in Japan. The decrease YoY was mostly from decreased commission paid for mobile game services related to Ragnarok M: Eternal Love, Ragnarok Origin in Korea and Ragnarok X: Next Generation in Taiwan, Hong Kong and Macau.

Operating Expenses

Operating expenses were KRW 21,037 million (US$ 17,364 thousand) for the first quarter of 2022, representing a 35.5% decrease QoQ from KRW 32,599 million and a 7.6% increase YoY from KRW 19,553 million. The decrease QoQ was mainly attributable to decreased advertising expenses for Ragnarok Origin in the United States and Canada, NBA RISE TO STARDOM in Japan and G-STAR 2021, and research and development expenses. The increase YoY was mostly resulted from increased commission paid and salaries.

Profit Before Income Tax Expenses

Profit before income tax expenses was KRW 23,220 million (US$ 19,166 thousand) for the first quarter of 2022 compared with profit before income tax expense of KRW 9,859 million for the fourth quarter of 2021 and profit before income tax expenses of KRW 28,620 million for the first quarter of 2021.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 16,431 million (US$ 13,562 thousand) for the first quarter of 2022 compared with net profit attributable to parent company of KRW 1,265 million for the fourth quarter of 2021 and a net profit attributable to parent company of KRW 23,565 million for the first quarter of 2021.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 266,369 million (US$ 219,858 thousand) as of March 31, 2022.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,211.55 to US$ 1.00, the noon buying rate in effect on March 31, 2022 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATE

Ragnarok Online

Ragnarok Online is going to celebrate its 20th anniversary in Korea in the second half of 2022 since the game was initially launched in Korea on August 1, 2002.

Ragnarok Online IP-based Games

•Ragnarok X: Next Generation, a MMORPG mobile game

Ragnarok X: Next Generation is scheduled to be launched in Korea in the second half of 2022.

•Ragnarok Origin, a MMORPG mobile game

Ragnarok Origin is scheduled to be launched in Taiwan, Hong Kong and Macau in the second half of 2022.

•Ragnarok Labyrinth NFT, a blockchain mobile game

Ragnarok Labyrinth NFT was re-opened in Southeast Asia on April 27, 2022 since it was initially launched in Southeast Asia on April 13. The game ranked as the first in top grossing of Apple App Store in Thailand, and the third in top grossing of Apple App Store in the Philippines and Indonesia after its launching.

•Ragnarok Poring Merge, a blockchain mobile game

Ragnarok Poring Merge was designed as a blockchain game combined with NFT items and P2E systems. The game will start the pre-registration in Southeast Asia and it is preparing to be launched in the second half of 2022.

•Other Ragnarok Online IP-based games

Ragnarok: The Lost Memories, a Cinematic Newtro Story RPG mobile and PC game, was launched for mobile version in South America, Australia and New Zealand on March 29, 2022. The game started to provide PC game service on Steam from April 12, 2022, and has been developed by Gravity NeoCyon, Inc., our subsidiary in Korea.

Ragnarok Monster’s Arena, a Card SRPG mobile game, was launched in Taiwan, Hong Kong and Macau on May 11, 2022. The game is scheduled to be launched in Thailand and Korea in the second half of 2022.

Ragnarok V: Returns, a MMORPG mobile and PC game, is scheduled to be launched for mobile version and PC game service in Oceania in the second quarter of 2022. The game is preparing to provide PC game service on Steam in global in the second half of 2022, and has been developed by Gravity NeoCyon, Inc., our subsidiary in Korea.

Ragnarok Begins, a MMORPG Mobile and PC game, is scheduled to run the second CBT for mobile and PC game version in September, 2022 and to be launched in Korea in the second half of 2022. The game has been developed by Gravity.

Other IP games

PALADOG TACTICS, a SRPG mobile game, was launched in Korea on March 31, 2022. The game has been developed by Gravity NeoCyon, Inc., our subsidiary in Korea.

Investor Presentation
Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the first quarter in 2022 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------
Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2021 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee
Ms. Hye Ji An
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800
# # #

GRAVITY Co., Ltd.
Consolidated Statements of Financial Position
(In millions of KRW and thousands of US$)

	As of
	31-Dec-21		31-Mar-22
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	99,105	81,800	101,369	83,669
Short-term financial instruments	148,000	122,158	165,000	136,189
Accounts receivable, net	52,615	43,428	51,622	42,608
Other receivables, net	1,080	891	241	199
Prepaid expenses	3,164	2,612	2,008	1,658
Other current assets	2,171	1,792	2,489	2,054
Total current assets	306,135	252,681	322,729	266,377
Property and equipment, net	11,338	9,358	10,310	8,510
Intangible assets, net	3,342	2,758	3,071	2,535
Deferred tax assets	1,719	1,419	1,114	919
Other non-current financial assets	3,019	2,492	3,036	2,506
Other non-current assets	1,973	1,628	2,033	1,678
Total assets	327,526	270,336	342,293	282,525
Liabilities and Equity
Current liabilities:
Accounts payable	41,199	34,005	40,355	33,309
Deferred revenue	13,481	11,127	13,787	11,380
Withholdings	3,596	2,968	3,017	2,490
Accrued expense	1,484	1,225	2,704	2,232
Income tax payable	10,629	8,773	9,399	7,758
Other current liabilities	3,608	2,978	3,553	2,932
Total current liabilities	73,997	61,076	72,815	60,101
Long-term deferred revenue	98	81	98	81
Other non-current liabilities	6,590	5,440	5,818	4,802
Total liabilities	80,685	66,597	78,731	64,984
Share capital	3,474	2,867	3,474	2,867
Capital surplus	27,098	22,366	27,098	22,366
Other components of equity	2,180	1,799	2,559	2,111
Retained earnings	213,318	176,070	229,749	189,632
Equity attributable to owners of the Parent Company	246,070	203,102	262,880	216,976
Non-controlling interest	771	637	682	565
Total equity	246,841	203,739	263,562	217,541
Total liabilities and equity	327,526	270,336	342,293	282,525

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,211.55 to US$ 1.00, the noon buying rate in effect on March 31, 2022 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Comprehensive Income
(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended
	31-Dec-21		31-Mar-21		31-Mar-22
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games	15,238	12,577	19,458	16,060	21,447	17,702
Mobile games	76,367	63,032	82,438	68,043	63,241	52,198
Other revenue	4,993	4,121	3,163	2,611	3,919	3,235
Total net revenue	96,598	79,730	105,059	86,714	88,607	73,135
Cost of revenue	54,632	45,093	57,553	47,504	45,254	37,352
Gross profit	41,966	34,637	47,506	39,210	43,353	35,783
Operating expenses:
Selling, general and administrative expenses	28,018	23,126	15,508	12,800	17,642	14,562
Research and development	4,271	3,525	4,009	3,309	3,232	2,668
Others, net	310	256	36	30	163	134
Total operating expenses	32,599	26,907	19,553	16,139	21,037	17,364
Operating profit	9,367	7,730	27,953	23,071	22,316	18,419
Finance income(costs):
Finance income	943	779	1,600	1,321	1,608	1,327
Finance costs	(451)	(372)	(933)	(770)	(704)	(580)
Profit before income tax	9,859	8,137	28,620	23,622	23,220	19,166
Income tax expense	8,642	7,134	5,059	4,176	6,889	5,686
Profit for the year	1,217	1,003	23,561	19,446	16,331	13,480
Profit attributable to:
Non-controlling interest	(48)	(40)	(4)	(3)	(100)	(82)
Owners of Parent company	1,265	1,043	23,565	19,449	16,431	13,562
Earning per share
- Basic and diluted	182	0.15	3,391	2.80	2,365	1.95
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earning per ADS(1)
- Basic and diluted	182	0.15	3,391	2.80	2,365	1.95

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,211.55 to US$1.00, the noon buying rate in effect on March 31, 2022 as quoted by the Federal Reserve Bank of New York.
(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: May 13, 2022